June 22, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Pamela Long, Assistant Director

Re:	Shengkai Innovations, Inc.
Registration Statement on Form S-3
Filed on June 3, 2010
File No. 333-167276

Ladies and Gentlemen:

On behalf of Shengkai Innovations, Inc. (“Shengkai Innovations” or the “Company”), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced filing as set forth in the comment letter of June 17, 2010.

General

1.
It appears that the company did not timely file a Form 8-K to reflect the board’s action with respect to the transfer of its common stock from the NYSE Amex LLC to the NASDAQ Stock Market LLC. Supplementally, please explain why you believe that you remain eligible to use Form S-3. See General Instruction I. A. 3(b) of Form S-3.

Response:

Under General Instruction B.3 to Form 8-K, “[i]f the registrant previously has reported substantially the same information as required by this form, the registrant need not make an additional report of the information of the information on [Form 8-K].” The term “previously reported” is defined under Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as “previously filed with, or reported in, a statement under Section 12, a report under Section 13 or 15(d), a definitive proxy statement or information statement under Section 14 of the act, or a registration statement under the Securities Act of 1933”.

On May 24, 2010, the Company filed a Form 25, for notification of removal of its common stock from the NYSE Amex LLC, and a registration statement on Form 8-A12B, which reported the listing of its common stock on the NASDAQ Stock Market LLC.

Item 3.01 of Form 8-K requires a company to file an 8-K, within four business days, “[i]f the registrant’s board of directors, a committee of the board of directors or the officer or officers of the registrant authorized to take such action if board action is not required, has taken definitive action to cause the listing of a class of its common equity to be withdrawn from the national securities exchange… where such exchange … maintains the principal listing for such class of securities, including by reason of a transfer of the listing to another securities exchange or quotation system”. The Form 8-K needs to disclose “the action taken” (to cause the listing of the registrant’s common equity to be removed from its principal exchange) and the “date of action”.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

By filing the Form 25 (which form is filed under Section 12 of the Exchange Act), in which it reported, as stated in the Form 25, “the voluntary withdrawal of the class of securities from listing and registration on the [NYSE Amex]”, and the Form 8-A12B (which form is filed under Section 12 of the Exchange Act), on May 24, 2010, following the filing of its Form 25, in which it reported, as stated in the Form 8-A12B, “the listing of its common stock on the NASDAQ Stock Market LLC”, the Company effectively “reported substantially the same information as required by” Item 3.01 of Form 8-K, namely, the action taken to cause the listing of its common stock to be withdrawn from the NYSE Amex LLC, by reason of its transfer to the NASDAQ Stock Market LLC, and the date of the action (May 24, 2010).  Accordingly, pursuant to General Instruction B.3 to Form 8-K, the Company was not required to file an 8-K to report such information.

In addition, the Company was advised by representatives of the NASDAQ Stock Market LLC that the Form 25 and Form 8-A12B were the only required SEC filings with respect to the transfer of the listing of the Company’s common stock and the Company relied in good faith on such advice.

Very truly yours,

/s/ Jeff Cahlon

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com